UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July, 2008

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	Notice of Resolutions Adopted at the 139th Ordinary General Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: July 2, 2008	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Director and Senior Executive Officer

(Translation)

This document has been translated from the Japanese original for the convenience of non-Japanese shareholders. In the event of any discrepancy between this document and the Japanese original, the original shall prevail.

Kunio Noji
President and Representative Director
Komatsu Ltd.
3-6, Akasaka 2-chome, Minato-ku,
Tokyo

NOTICE OF RESOLUTIONS ADOPTED

AT THE ONE HUNDRED AND THIRTY-NINTH (139TH)

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF KOMATSU LTD.

Securities code: 6301
June 24, 2008

Dear Shareholder:

This is to inform you that at the 139th Ordinary General Meeting of Shareholders of Komatsu Ltd. (hereinafter “the Company”) held today, reports and resolutions were made as follows:

Items Reported:

(1)	The Business Report and the Consolidated Statutory Report for the 139th business year (April 1, 2007 – March 31, 2008), as well as the Accounting Auditors’ Report and Board of Corporate Auditors’ Report on the Result of the Audited Consolidated Statutory Report.

(2)	The Non-Consolidated Statutory Report for the 139th business year (April 1, 2007 – March 31, 2008).

Items Resolved:

Item 1: Appropriation of Surplus

This proposal was approved as originally proposed, and it was decided that the year-end dividend for the 139th business year (distribution of surplus at the end of the business year) is JPY 22 per one (1) ordinary share of the Company. With regard to appropriation of other surpluses, it was decided to reduce the amount of retained earnings brought forward by JPY 30 billion (30,000,000,000) and to increase the amount of general reserve by JPY 30 billion (30,000,000,000).

Item 2: Election of Ten (10) Directors

This proposal was approved as originally proposed. Ten (10) Directors were elected as follows, and have assumed their positions as Directors.

(Reelected)

Messrs. Masahiro Sakane, Kunio Noji, Yoshinori Komamura, Yasuo Suzuki, Kenji Kinoshita, Masahiro Yoneyama, Susumu Isoda and Morio Ikeda

(Newly elected)

Messrs. Kensuke Hotta and Noriaki Kano

Item 3: Election of One (1) Corporate Auditor

This proposal was approved as originally proposed. Mr. Masaji Kitamura was newly elected and has assumed his position as a Corporate Auditor.

Item 4: Payment of Bonuses for Directors

As proposed, it was approved that the Company pay JPY 371 million in total as bonuses to the ten (10) Directors, who were in the office as of the end of the 139th business year (of which, JPY 9 million in total to the three (3) Outside Directors).

Item 5:	Giving the Board of Directors the Authority to Issue Stock Acquisition Rights as Stock Options to Employees of the Company and Directors of Major Subsidiaries of the Company

As proposed, it was approved that, the Company grant Stock Acquisition Rights without compensation of no more than 271 units (the number of ordinary shares of the Company subject to Stock Acquisition Rights is 271,000 shares) as stock options to employees of the Company and Directors of Major Subsidiaries of the Company in accordance with the provisions of Articles 236, 238, and 239 of the Corporation Act. It was also approved that the Company’s Board of Directors is given the authority to issue Stock Acquisition Rights described above.

END